Exhibit 99.1

News release

Cenovus to redeem 3.80% notes due September 15, 2023 and
4.00% notes due April 15, 2024

Calgary, Alberta (January 10, 2022) – Cenovus Energy Inc. (TSX: CVE) (NYSE: CVE) announced today that on February 9, 2022 (the “Redemption Date”) it will redeem the entire outstanding principal amount of its 3.80% notes due September 15, 2023 and 4.00% notes due April 15, 2024 (collectively the “Notes”). Cenovus has issued notice to the trustees of the Notes of its intent to redeem the Notes on the Redemption Date. On the Redemption Date, Cenovus will pay to the registered holders of the Notes a redemption price calculated in accordance with the indentures governing the Notes.

Non-registered holders (banks, brokerage firms or other financial institutions) of the Notes who maintain their interests through the Depository Trust Company (“DTC”) should contact their DTC customer service representative with any questions about the redemption of the Notes. Beneficial holders of the Notes with questions about the redemption should contact the respective brokerage firm or financial institution that holds interests in the Notes on their behalf.

This news release does not constitute a notice of redemption of the Notes.

Advisory
Forward-looking Information
This news release contains certain forward-looking statements and forward-looking information (collectively referred to as “forward-looking information”) within the meaning of applicable securities legislation, including the United States Private Securities Litigation Reform Act of 1995, about our current expectations, estimates and projections about the future, based on certain assumptions made by us in light of our experience and perception of historical trends. Although Cenovus believes that the expectations represented by such forward-looking information are reasonable, there can be no assurance that such expectations will prove to be correct. Readers are cautioned not to place undue reliance on forward-looking information as actual results may differ materially from those expressed or implied. Cenovus undertakes no obligation to update or revise any forward-looking information except as required by law.

Forward-looking information in this document is identified by words such as “will” or similar expressions and includes suggestions of future outcomes, including statements about the redemption of Notes and payment of the redemption price.

Developing forward-looking information involves reliance on a number of assumptions and consideration of certain risks and uncertainties, some of which are specific to Cenovus and others that apply to the industry generally. Material factors or assumptions on which the forward-looking information in this news release is based include the sufficiency of available funds on the Redemption Date.

Readers are cautioned that other events or circumstances, although not listed above, could cause Cenovus’s actual results to differ materially from those estimated or projected and expressed in, or implied by, the forward-looking statements. For a full discussion of material risk factors, refer to Risk

Management and Risk Factors in Cenovus’s Management’s Discussion and Analysis (MD&A) for the year ended December 31, 2020 and in Cenovus’s MD&A for the three and nine months ended September 30, 2021 and to the risk factors described in other documents Cenovus files from time to time with securities regulatory authorities in Canada, available on SEDAR at sedar.com and with the U.S. Securities and Exchange Commission on EDGAR at sec.gov, and on its website at cenovus.com.

Cenovus Energy Inc.
Cenovus Energy Inc. is an integrated energy company with oil and natural gas production operations in Canada and the Asia Pacific region, and upgrading, refining and marketing operations in Canada and the United States. The company is focused on managing its assets in a safe, innovative and cost-efficient manner, integrating environmental, social and governance considerations into its business plans. Cenovus common shares and warrants are listed on the Toronto and New York stock exchanges, and the company’s preferred shares are listed on the Toronto Stock Exchange. For more information, visit cenovus.com.
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Cenovus contacts:

Investors	Media
Investor Relations general line	Media Relations general line
403-766-7711	403-766-7751

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